SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

LANDMARK INFRASTRUCTURE PARTNERS LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

DECEMBER 18, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dennis S. Hersch

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 376,772

	6	Shared Voting Power 0

	7	Sole Dispositive Power 376,772

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 376,772

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.0%

12	Type of Reporting Person (See Instructions) IN

CUSIP No.: 51508J108		SCHEDULE 13G

1	Names of Reporting Persons The Linden East Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 82,193

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 82,193

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,193

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.8%

12	Type of Reporting Person (See Instructions) OO

CUSIP No.: 51508J108		SCHEDULE 13G

1	Names of Reporting Persons The Linden West Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 260,277

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 260,277

9	Aggregate Amount Beneficially Owned by Each Reporting Person 260,277

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.5%

12	Type of Reporting Person (See Instructions) OO

CUSIP No.: 51508J108	SCHEDULE 13G

Item 1(a).                                          Name of Issuer:  Landmark Infrastructure Partners LP

Item 1(b).                                          Address of Issuer’s Principal Executive Offices:

2141 Rosecrans Avenue, Suite 2100

El Segundo, CA 90245

Item 2(a).                                          Name of Person(s) Filing:

Dennis S. Hersch

The Linden East Trust

The Linden West Trust

Item 2(b).                                          Address of Principal Business Office or, if none, Residence:

Principal business office for Mr. Hersch:

60 East 42 Street, Suite 1700

New York, NY 10165

Principal business office for The Linden East Trust and The Linden West Trust:

8000 Walton Parkway, Suite 100

New Albany, Ohio 43054

Item 2(c).                                           Citizenship:

Dennis S. Hersch	United States
The Linden East Trust	New York
The Linden West Trust	New York

Item 2(d).                                          Title of Class of Securities:

Common Units

Item 2(e).                                           CUSIP Number: 51508J108

Item 3.                                                         Not applicable.

Item 4.                                                         Ownership:

The ownership information presented below represents beneficial ownership of Common Units of the Issuer as of the date hereof, based on 4,702,665 Common Units and 3,135,109 Subordinated Units outstanding as of November 13, 2014, immediately following the initial public offering of the Issuer, as disclosed in the final prospectus filed with the Securities and Exchange Commission on November 13, 2014 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and forming part of the Registration Statement on Form S-11 (Registration No. 333-199221).

		Dennis S. Hersch:	The Linden East Trust:	The Linden West Trust:
(a)	Amount beneficially owned:	376,772 (1)	82,193	260,277
(b)	Percent of class (Common Units):	8.0%	1.8%	5.5%
	Percent of class (Common and Subordinated Units, on an as-converted basis):	4.8%	1.0%	3.3%

CUSIP No.: 51508J108	SCHEDULE 13G

(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	376,772	0	0
	(ii) Shared power to vote or to direct the vote:	0	82,193	260,277
	(iii) Sole power to dispose or to direct the disposition of:	376,772	0	0
	(iv) Shared power to dispose or to direct the disposition of:	0	82,193	260,277

(1)         Represents 34,302 Common Units held directly by Mr. Hersch, 82,193 Common Units held by The Linden East Trust (the “East Trust”) and 260,277 Common Units held by The Linden West Trust (the “West Trust” and together with the “East Trust,” the “Trusts”).  Mr. Hersch is the trustee of the Trusts and as such may be deemed to indirectly beneficially own securities held by the Trust, but disclaims such ownership.

Item 5.                                                         Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                                                         Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:  Not applicable.

Item 8.                                                         Identification and Classification of Members of the Group: Not applicable.

Item 9.                                                         Notice of Dissolution of Group:  Not applicable.

Item 10.  Certification:

By signing below each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2014

By:	/s/ Dennis S. Hersch
Dennis S. Hersch

The Linden East Trust
a New York Trust

By:	/s/ Dennis S. Hersch
Dennis S. Hersch
Trustee

The Linden West Trust
a New York Trust

By:	/s/ Dennis S. Hersch
Dennis S. Hersch
Trustee

CUSIP No.: 51508J108	SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of December 22, 2014.

By:	/s/ Dennis S. Hersch
Dennis S. Hersch

The Linden East Trust
a New York Trust

By:	/s/ Dennis S. Hersch
Dennis S. Hersch
Trustee

The Linden West Trust
a New York Trust

By:	/s/ Dennis S. Hersch
Dennis S. Hersch
Trustee